FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the Month of May 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                     --------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
                                    ----          ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No  X
                                    ----   ----

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _____.

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FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                CORDIANT COMMUNICATIONS GROUP PLC
                                (Registrant)


                                   By:     /s/  David Hearn
                                           ----------------------------------
                                   Title:  Director and Chief Executive Officer

Date:    May 19, 2003



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                                                                   Exhibit 1




                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


                                 GENERAL UPDATE


Cordiant announced on 29 April 2003 that it had received very preliminary approaches that could lead to an offer for the company. Since then, Cordiant has been actively evaluating a range of more detailed proposals, including possible offers for the company or involving its recapitalisation. Cordiant's Board continues to pursue discussions with various parties, which it is seeking to bring to a conclusion in the near future in the best interests of the company and its clients. However, none of the proposals currently under consideration is likely to result in an offer at the current share price.

In the meantime, the non-core disposal programme already announced continues to make good progress and in the case of certain of the company's assets, has reached an advanced stage.

Throughout these developments, Cordiant has continued to work closely with its lenders. Cordiant's Board is encouraged by both the support of its lenders and the constructive discussions that continue concerning the short-term and long-term funding of the group.

The Board will continue to keep shareholders informed of developments.



                                                                 12 May 2003


Enquiries:
Cordiant                                    Tel: +44 207 262 4343
David Hearn
Andy Boland
Nathan Runnicles
College Hill                                Tel: +44 207 457 2020
Alex Sandberg
Adrian Duffield


Forward-looking statements: This press release contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as

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                                                                       Exhibit 1
                                                                          Page 2

"intends", "expects", "projects", "anticipates", "estimates", "will" and words of similar import and, in this release, include statements relating to Cordiant's revenues, profitability, debt restructuring, asset disposals and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the challenges of managing Cordiant's global operations, including Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, the restrictions imposed by Cordiant's indebtedness, Cordiant's ability to restructure its existing indebtedness, employee costs, the loss of key personnel, future interest rates, changes in tax rates and other regulations that affect Cordiant's businesses, and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.